

Revenues
Profit
$4,377
$-283,614
$90,806
$-549,284
2019
2020

Net Margin: -605% Gross Margin: 100% Return on Assets: -40% Earnings per Share: -$137,321.07

Revenue per Employee: $30,269 Cash to Assets: 72% Revenue to Receivables: ~ Debt Ratio: 14%